EXHIBIT 2



                                LONDON ECONOMICS

                                November 30, 2004

                                          717 Atlantic Ave. Suite 1A
                                          Boston, Massachusetts 02111


Harbert Management
555 Madison Avenue
New York, NY 10022

Harbert Management has asked London Economics International LLC ("LEI") to review the filing to the Pennsylvania Public Utilities Commission ("PAPUC") by Allegheny Power ["Allegheny" or "APS"] with regards to the overall terms and conditions arising out of the request to extend the contract for 2009 and 2010 default supply to customers of its West Penn Power ("WPP") affiliate. WPP is located in the PJM West electricity market area. In the filing, Allegheny Power proposes to supply generation services to West Penn Power customers who do not choose alternative suppliers at a fixed price of $46.90 per MWh for 2009 and $50.80 per MWh for 2010. In return, Allegheny would receive an extension of the period over which it can recover its stranded costs and an increase in default supply rates for 2007 and 2008 compared to those which Allegheny has already guaranteed customers. WPP customers will also receive a two year extension of the existing distribution rate freeze, formerly scheduled to end December 31, 2005.

LEI is a global economic and financial consulting firm specializing in electricity markets. The firm is known for its quantitative electricity market capabilities, as well as its market design expertise. LEI has performed extensive modeling of the PJM West region on behalf of potential purchasers of generating capacity in the region. The firm has also recently performed a survey of available power sales contracts in PJM West through 2010 from a selection of creditworthy sellers. In addition, LEI has helped design default supply provisions in other jurisdictions, as well as recently overseeing default supply auctions in the state of Connecticut on behalf of regulators there. LEI's president, A.J. Goulding, also serves as a professor at Columbia University, where he teaches a course in electricity market design.

LEI's initial review of the proposed APS arrangements for WPP customers shows that the APS proposal is not in the interests of WPP customers. This is true for the following reasons:

     o current market rates available for power in WPP's market area from reliable, creditworthy entities are below the rates that APS is proposing;

     o modeling using a sophisticated dispatch engine shows that prices are likely to be lower on spot markets in 2009 and 2010 than those offered by APS, meaning that choosing to lock in supplies at a later date is a more rational approach for customers;

     o best practice in the Northeast and Mid-Atlantic regarding default supply is for an auction to be held for whatever term the state regulatory commission deems feasible;

     o power contracts available in the market today offer credit support and liquidated damages, none of which are offered by Allegheny;

     o splitting the load among multiple suppliers would benefit customers by diversifying customer credit and operational exposure;

     o entering into long term contracts at a time when fuel prices are abnormally high as they are today can result in overpayment for power;

     o power markets become more liquid over shorter terms than those being proposed by Allegheny, meaning a wider variety of suppliers become available;

     o a greater degree of market integration over the next five years in the WPP market area means that yet more supplies will become available at economic prices prior to 2009 and 2010, likely putting downward pressure on prices; and

     o the distribution rate freeze too may not be to the benefit of customers; it may be that a full cost of service study would show the rates actually should fall.

It is neither necessary nor desirable to lock in generation supplies for these customers at this time, and even if it were, power is available on similar or better terms from other suppliers; indeed, other suppliers are likely to offer significantly better credit support than APS is offering in this filing. The remainder of this report provides further details of our findings.

Power is clearly available in the market for prices at or below those proposed by APS for 2009 and 2010, and with associated credit and liquidated damages provisions better than those currently on offer from APS: Although we believe there is no immediate need for WPP to enter into long term supply arrangements beyond 2008 on behalf of its default supply customers, we have identified more than five alternative suppliers who would be capable of serving WPP default supply customers in 2009 and 2010. Four of the five are investment grade, and as arm's length suppliers could be required to provide credit support and liquidated damages in the event of failure to supply - provisions which APS fails to provide in its filing. In discussions with suppliers, none of the quotes we received for 2009 and 2010 were higher than Allegheny's proposal.

Base case modeling results for the region indicate that prices are likely to be lower than those proposed by Allegheny - Our modeling of likely wholesale electricity price scenarios for the PJM West region for the period covered by the APS filing shows prices of $45.8/MWh in 2009 and $47.4/MWh in 2010, both of which are lower than those proposed by Allegheny. This forecast reflects the fact that prices for underlying fuels (coal and gas) are expected to fall over the forecast horizon from current elevated levels, and that the adjacent Midwest region is currently in an oversupply condition. We have also assumed that no new generation facilities are built over the period despite load growing at historical levels; were new facilities to come on line, prices would be even lower.

Best regulatory practice in the Northeast and the Mid-Atlantic is to hold an auction for default supply obligations, require stringent credit provisions to be met, and involve multiple suppliers through a competitive bid process:
Allegheny's proposal is inconsistent with evolving best practice for default supply in the US Northeast and Mid-Atlantic. In an increasing number of jurisdictions, the price for default supply is set through an auction process, in which multiple suppliers bid for the right to supply default customers. Such auctions are held in Maine, New Jersey, and Connecticut, for example. Only qualified suppliers may participate; stringent credit conditions must be met. In some cases, the supply responsibilities are split among multiple winning bidders; this benefits customers by reducing their exposure to any individual supplier should that supplier encounter financial difficulty. The auctions are generally for one year contracts, and are seldom for more than three years. Longer year contracts would be more expensive for consumers, because longer term markets are less liquid, and have fewer suppliers. Even so, an auction today for long dated contracts in the WPP service territory would likely produce prices lower than those offered by Allegheny.

Following such a process for supply to WPP customers for the years 2009 and 2010 would provide assurance that such customers are receiving the lowest available market prices for default supply. An auction process would in no way preclude APS from participating, provided an independent monitor coordinated the bidding process, and APS participated facing the same credit requirements as other bidders. The auction would not need to be held before 2007 at the earliest, giving further time for the market to mature. However, we believe that even were the auction to be held today for the supplies associated with 2009 and 2010, better terms could be obtained for WPP customers than those on offer from APS in its September 2004 filing. It is already abundantly clear that multiple parties would participate, given the number of suppliers willing to enter a contract to supply the region today.

Pennsylvania regulators have been recognized as having successfully created a framework for introducing competition into wholesale generation markets while providing fair prices to small consumers. Regulators, for instance the FERC and various state agencies, increasingly recognize that inter-affiliate transactions involving affiliated generators require additional scrutiny. An auction process helps to demonstrate to customers that they are in fact receiving the lowest possible price for default service.

Credit provisions are an integral part of any power supply arrangement: The APS filing makes no mention of credit support. When power suppliers go bankrupt, they seek to terminate power supply contracts which are below market. To protect power buyers from the increasing costs they would suffer in such a scenario market terms for contracts today generally require a seller to post collateral or a guarantee from an investment grade parent or third party in amounts sufficient to reimburse the buyer for the value of the below market commitment. If over time market rates for the 2009-2010 period were to rise above those in the APS proposal, the contract should allow WPP to receive such collateral from APS. Also, in return for agreeing to the changes proposed to the default supply agreement by APS, WPP should negotiate the right for collateral on the entire contract period, not just the extension. Given that the existing contract provides below market rates for the beginning period of the contract, providing collateral to support this obligation would be among the best ways of providing WPP customers benefits from re-negotiation.

A recent default supply auction which we oversaw required collateral of $5 million per 625 MW block in the form of a letter of credit to secure transmission, and all below-investment grade entities were required to post performance assurance bonds. Sellers were responsible for liquidated damages equal to the excess costs incurred by customers in the event of seller defaults. Multiple sellers participated in this auction process, which shows that the provisions were in no way extreme. In the WPP service territory, this suggests that customers should be able to obtain a letter of credit of over $30 million to backstop transmission obligations, and that if the supplier falls below investment grade, a letter of credit backing up to $1 billion in annual power sales would be necessary. Neither is provided by APS. Ironically, similar terms are standard for most industrial customers, who will have arranged their own power supplies; WPP default customers will likely be receiving terms worse than an industrial customer situated next door if the APS proposal stands.

Many default supply arrangements allow for multiple suppliers: Default supply arrangements in many jurisdictions are structured to allow for multiple blocks to be bid upon and serviced by separate suppliers. This benefits customers by enabling a broader range of potential bidders, and by diversifying the customers' exposure to the credit of any individual company. Most large trading companies as a matter of sound management have trading limits which determine the maximum exposure that they can take on from any one trading partner. WPP customers will have no such protection if the Allegheny proposal is adapted.

Current market  perceptions  are distorted by prevailing  anomalous fuel prices:
The quotes we have received all take into account current high underlying fuel prices. Because fuel prices are the single most important driver of electricity prices, there is a direct linkage between fuel prices and power prices. PJM West is a coal-dominated region; over the past 18 months, spot coal prices have increased substantially. Nonetheless, coal is an abundant resource, and many market participants and industry consultants currently predict that as supply-demand fundamentals return to balance, coal prices are likely to fall. As such, forward power prices are likely to fall as well. This suggests that long term contracting under current market conditions may result in higher prices to consumers than a strategy which delayed such purchases.

Shorter term contracts result in greater liquidity: As we have noted, the shape of the forward curve and our own modeling suggests that contracting for power more than three years forward today is likely to cost customers more money than is necessary. Effectively, it is the equivalent of taking out a fixed rate mortgage in a declining interest rate environment - except that WPP customers will not have the option of refinancing. Although we have noted that at least five potential bidders exist for a five year power supply deal in WPP territory, 12 or more would likely show up for a power supply term of less than three years. The more bidders there are competing, the greater the likelihood that prices will be favorable for consumers. This again suggests that waiting until 2007 or 2008 to contract for 2009 and 2010 on behalf of default supply customers in the WPP territory would be a wise choice.

Changes in market rules likely to result in yet more liquid markets by 2009: PJM is already the largest and most liquid electricity market in the world. It is in the process of expanding further, absorbing several territories to the west and south. In addition, market development in adjacent regions continues, with the creation of the Midwest ISO ("MISO"). MISO is expected to launch wholesale market trading sometime in 2005.

PJM and MISO have been ordered to eliminate "seams" (market rules which increase the cost of trading between the two regions) in a timely fashion, lowering transaction costs between the market areas. The two markets are heavily interconnected, facilitating power imports. As such, while the WPP distribution territory currently has access to a wide array of suppliers, the increased transparency and decreased transaction costs due to further PJM expansion and the evolution of MISO are likely to increase the number of potential suppliers still further. This provides yet another reason that, far from there being any urgency to lock in prices on behalf of WPP default supply customers now, a more deliberate approach to contracting on their behalf may produce lower prices.

Our review demonstrates conclusively that the arrangements proposed by APS for WPP default supply customers are not in their best interests. It is premature to be arranging supplies for 2009 and 2010. If contracts for this period are nonetheless considered necessary, an auction process run by an independent monitor would likely reveal the supplies are available at lower prices. Furthermore, the provisions of such an auction would require, and bidders would agree to, credit and collateral requirements superior to those offered by the proposed arrangement with APS.

Please feel free to contact me should you have any further questions on our research on this matter.



Sincerely,


A. J. Goulding
President
London Economics International LLC